SMSA HUMBLE ACQUISITION CORP.
174 FM 1830
Argyle, Texas  76226
972-233-0300

December 1, 2010

United States Securities and Exchange Commission
Mr. John Reynolds
Assistant Director
100 F Street, NW
Washington, D.C. 20549

Re:	SMSA Humble Acquisition Corp.
Registration Statement on Form 10
Originally Filed October 29, 2010
File No. 000-54095

Dear Mr. Reynolds:

This letter is in response to the comments in the Staff’s letter (the “Comments”) dated November 23, 2010 regarding the filing of SMSA Humble Acquisition Corp. (the “Company”) Registration Statement on Form 10 originally filed on October 29, 2010.  We have restated each Staff comment (in bold) and then provided our response to the comment.  The Company supplementally advises the Staff as follows:

Financial Statements

Note F. – Summary of Significant Accounting Policies, page F-11

1.
Please note that the historical income statements of a registrant should reflect all of its costs of doing business.  We note your disclosure on page 5 that HFG is responsible for the payment of your operating expenses, legal and accounting expenses related to the merger.  Please tell us how you account for uncompensated services rendered by HFG.  Refer to SAB Topic 1.B.1.

Response:  The Company and its management are cognizant of the requirements of SAB Topic 1.B.1.  The Company has recorded in its financial statements as of the appropriate accounting periods all expenses paid by Mr. Halter, HFG or HFI on the Company’s behalf.  The Company will record in its financial statements all appropriate expenses paid, or services rendered, on the Company’s behalf in future periods as incurred.

____________________
December 1, 2010

In Paragraph 6 on Page 9 of the registration statement on Form 10, it is noted that Mr. Halter has not devoted any significant time or services to our business operations as of the date of filing the registration statement with the Commission.  To date neither HFG nor HFI have devoted any significant time to our business operations.  We believe the Company’s financial statements as presented in the registration statement have accurately recorded all expenses paid, or services rendered, on our behalf by any person, including Mr. Halter, HFG or HFI.  Therefore we do not believe it is necessary to file an amendment to the Company’s registration statement on Form 10.

SMSA Humble Acquisition Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner at telephone number 214-587-0653 or fax 817-488-2453.

Sincerely,

Timothy P. Halter

/s/ Timothy P. Halter

President, Chief Executive Officer
And Chief Financial Officer